Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER APPOINTS NEW VICE PRESIDENT, INVESTOR RELATIONS

November 28, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the appointment of Renee Brickner as Vice President, Investor Relations.

“I am delighted to formally welcome Ms. Renee Brickner to the Kimber Resources team as our new Vice President, Investor Relations.” said Gordon Cummings, President and CEO of Kimber Resources. “Renee has joined Kimber at an opportune time as we progress with a very successful drill program at depth at the Carmen deposit with good potential for expanding and upgrading high grade gold-silver mineral resources at Monterde. I have every confidence that Renee will add significant value to Kimber as we strengthen our management team and advance strongly towards a production decision at Monterde.”

Renee Brickner holds a Bachelor of Science in Geology from the University of Saskatchewan and has over 12 years of experience in the resource industry. Her experience includes exploration geology, investor relations, corporate compliance and development, international corporate and investor support and technical review. Ms. Brickner has worked with a variety of Canadian based and internationally based companies and her experience includes resource projects ranging from exploration, development through to production. Her most recent position as Corporate Communications was with Crescent Gold Limited, an Australian based gold production company with projects in Western Australia.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.